RADICA GAMES LIMITED
RADICA AND LOTUS GO FOR POLE POSITION

FOR IMMEDIATE RELEASE                  CONTACT:  PATRICK S. FEELY
DECEMBER 4, 2001                                 PRESIDENT & CEO
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (626) 744 1150

                                                 DAVID C.W. HOWELL
                                                 PRESIDENT ASIA OPERATIONS & CFO
                                                 (HONG KONG)
                                                 (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA) and Group Lotus PLC have today announced that they have entered into an exclusive European and North American licensing agreement, which will see the Lotus logo on an exciting new range of console driving accessories.

"Their unique heritage, styling and engineering technology makes Lotus the envy of sports car manufacturers all over the world," said Pat Feely, president and CEO of Radica Games Limited. "We are proud to be associated with such a distinguished and successful organization and are working closely with their
engineering    team   to    produce    an    outstanding    range   of   driving
accessories."

Katie Dann from Lotus commented, "Radica shares our passion for quality and innovation and we are confident that this is a partnership capable of producing something special."

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.

ABOUT RADICA GAMES LIMITED

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ RADA). Radica is a leading developer, manufacturer and distributor of a broad line of handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com


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ABOUT GROUP LOTUS PLC

Group  Lotus  plc is  comprised  of Lotus  Cars,  Lotus  Engineering  and  Lotus
Manufacturing:

     o    LotusCars   commercializes   prestigious   sports  cars  such  as  the
          multi-award winning Elise, Exige and Esprit and operates an innovative one-make race series for the Lotus Sport Elise.

     o Lotus Engineering provides comprehensive and versatile consultancy services to many of the world's OEMs and Tier 1 suppliers, offering a full engineering service from initial concept and project design through development to full production prototype build. In the year 2000 over 10% of all new cars sold in Europe had a Lotus designed or developed engine.

     o Lotus Manufacturing builds all Lotus product (the Elise, Esprit and Exige) and also the Opel Speedster / Vauxhall VX220 for GM.

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